SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer ID (CNPJ/MF) No: 43.776.517/0001-80

Company Registry (NIRE) No: 35.3000.1683-1

SUMMARY OF THE MINUTES OF THE 881ST BOARD OF DIRECTORS’ MEETING

The Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP held a regular meeting on January 17, 2019, at 9:00 a.m., as convened by the Chairman of the Board of Directors, Mario Engler Pinto Junior, pursuant to the caput and paragraph 6 or article 13 of the Company’s Bylaws, at a meeting room at the Company’s headquarters located at Rua Costa Carvalho n° 300, São Paulo. The Board members who attended the meeting are undersigned below.

Mr. Mário Engler initiated the meeting and explained the absence of Board Member Rogério Ceron de Oliveira. (...)

(...)

Following, the Chairman of the Board gave the floor to the Head of Risk and Compliance Management, Michael Breslin, who approached item 2 of the agenda, “Approval of the Corporate Policy for Voluntary Donations and Contributions” (time: 20 minutes), which was done according to Board Resolution 0011/2019, dated 01/16/2019, Internal Communication 001/2019, dated 01/15/2019, draft of the Corporate Policy for Voluntary Donations and Contributions PI0035.v1 and its respective Attachment 0001, and a power point presentation, all of which have been electronically filed are this meeting’s folder. The matter was discussed and put to vote, in compliance with article 24, item XII, of the Internal Regulations of the Board of Directors, and the members unanimously approved the Corporate Policy for Voluntary Donations and Contributions PI0035.v1, with the suggestion to be included in the general criteria of the previous consultation of the Fundo Social de Solidariedade do Estado de São Paulo.

(...)

The following attending Board Members signed these minutes: Mario Engler Pinto Junior, Benedito Pinto Ferreira Braga Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Reinaldo Guerreiro and Sergio Ricardo Ciavolih Mota.

This is a free English translation of the original document drawn up in the Board of Directors’ minutes book.

São Paulo, January 28, 2019.

Mario Engler Pinto Junior	Marialve S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 7, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.